Nicholas-Applegate Global Equity & Convertible Income Fund
August 31, 2009	Annual Shareholder Meeting Results

Annual Shareholder Meeting Results
The Fund held its annual meeting of shareholders on December 16, 2008. Shareholders voted to re-elect Robert E. Connor, Hans W. Kertess and William B. Ogden, IV and to elect Diana L. Taylor* as Trustees, as indicated below:

	Affirmative	Withheld Authority
Re-election of Robert E. Connor – Class I to serve until 2011	6,143,813	162,102
Re-election of Hans W. Kertess  Class I to serve until 2011	6,145,813	160,102
Re-election of William B. Ogden, IV  Class I to serve until 2011	6,147,963	157,952
Election of Diana L. Taylor*  Class II to serve until 2009	6,149,163	156,752

Messrs. Paul Belica, John C. Maney and R. Peter Sullivan III continue to serve as Trustees.
*Diana Taylor resigned as a Trustee of the Fund September 10, 2009.